Registration No. 33-12715

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

ANNUAL REPORT

Annual Report Pursuant to Section 15(d) of

the Securities and Exchange Act of 1934

For the Fiscal Year Ended December 31, 2004

A. Full Title of the Plan:

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRYN MAWR BANK CORPORATION

801 LANCASTER AVENUE

BRYN MAWR, PA 19010

“The Exhibit Index is located at page 2 hereof.”

REQUIRED INFORMATION

a) Financial Statements. The financial statements filed as a part of this Annual Report are listed in the Index to Financial Statements at page 4. The opinion of PricewaterhouseCoopers, LLP (“PwC”) on the 2003 financial statements included in this report is not currently available as of June 29, 2005. However, the report of PwC on the 2003 financial statements was included in the Form 11-K filed by the Registrant in June, 2004. The report of PwC will be provided promptly after it is obtained from PwC along with the consent of PwC listed below.

b) Exhibit Index:

23.1 The consent of KPMG LLP, independent registered public accounting firm.

23.2 The consent of PricewaterhouseCoopers LLP, independent registered public accounting firm. (This consent is not available as of June 29, 2005, but will be provided promptly after it is obtained from PricewaterhouseCoopers, LLP.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Administrative Committee of Bryn Mawr Bank Corporation has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

BRYN MAWR BANK CORPORATION
THRIFT AND SAVINGS PLAN

Date: June 29, 2005	By:	/s/ Michelle Fritz
Michelle Fritz
Benefit Plans Administrative Committee

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Financial Statements and

Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered

Public Accounting Firm Thereon)

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Financial Statements and

Supplemental Schedule

Index

December 31, 2004 and 2003

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator

Bryn Mawr Thrift and Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Bryn Mawr Thrift and Savings Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2004, and changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Philadelphia, Pennsylvania

June 27, 2005

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments at fair value	$16,648,428	15,936,910
Accrued interest and dividends	30,025	12,103
Contributions receivables - Employer	86,530	—
Contributions receivables - Participants	75,005	—

Total assets	16,839,988	15,949,013

Liabilities:
Accrued expenses	—	8,477

Total liabilities	—	8,477

Net assets available for benefits	$16,839,988	15,940,536

See accompanying notes to financial statements.

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Additions:
Investment income:
Dividends	$117,962	97,756
Interest	55,500	52,835
Qualified Common Trust Fund income	128,197	127,231
Net appreciation (depreciation) in the fair value of investments	161,253	2,388,903

Contributions:
Employer	338,752	348,591
Employee	924,828	979,384
Rollovers	735,181	48,106

Total additions	2,461,673	4,042,806

Deductions:
Benefits paid to participants	1,534,552	818,857
Administrative expenses	27,669	32,942

Net increase	899,452	3,191,007

Net assets available for benefits:
Beginning of year	15,940,536	12,749,529

End of year	$16,839,988	15,940,536

See accompanying notes to financial statements.

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

(a)	General

The following description of the Bryn Mawr Bank Corporation Thrift and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan under which all employees of Bryn Mawr Bank Corporation (the Corporation) and its wholly owned subsidiaries, including The Bryn Mawr Trust Company (the Bank), (collectively, the Company) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Employees can voluntarily contribute through payroll deduction from 1% to 16% of their base annual pay on a pre-tax basis, subject to certain limitations. Such contributions are matched dollar for dollar by the Company to a maximum of 3% of the participant’s base annual pay. In addition, the Board of Directors may, at their discretion, authorize an additional contribution based on the Company’s profitability. There were no additional contributions made in 2004 or 2003. The participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers the Corporation’s common stock, two common trust funds administered by the Bank, one money market fund and four mutual funds, as investment options for participants. The matching Corporation contribution is allocated among the investment options based upon the elections made by the participants.

Effective January 1, 2003, employment on the last day of the calendar quarter was no longer required for a participant to receive a matching contribution for that quarter if the participant met certain criteria. Effective April 1, 2004, that criteria was modified. See Amendments to the Thrift and Savings Plan below for more details.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(c)	Amendments to the Thrift and Savings Plan

Effective April 1, 2004, the Plan was amended and restated effective January 1, 1997, to eliminate the matching contribution forfeiture for employees who die or terminate employment on account of disability to the end of a calendar quarter. Additionally, effective July 1, 2004, the Plan was amended and restated effective January 1, 1997, to allow executive officers of the Corporation to take loans from the Plan under the same criteria as other employees.

(d)	New Investment Opportunities

Effective April 1, 2005 two existing investments funds were moved to new funds. The Clipper Fund was moved to the Wells Fargo C & B Large Cap Value Fund and the Brown Capital Small Cap Fund was moved to the Managers Special Equity Fund.

(Continued)

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in common trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by SEI by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Corporation stock is valued at its quoted market price.

Purchases and sales of investments are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003.

	2004	2003
Federated Prime Obligations Fund, 3,205,513 and 3,189,329 shares, respectively	$3,205,513	3,189,329
Qualified Equity Fund, 44,904 and 45,640 shares, respectively *	4,122,836	3,948,464
Qualified Income Fund II, 140,837 and 134,364 shares, respectively *	1,456,859	1,414,298
Bryn Mawr Bank Corporation Common Stock 160,562 and 176,184 shares, respectively *	3,546,629	4,270,978
Templeton Foreign Fund, 59,139 and 47,976 shares, respectively	1,198,782	821,696
Vanguard 500 Index Fund, 14,122 and 9,364 shares, respectively	1,576,539	972,663
Brown Capital Small Cap Fund, 37,565 and 27,921 shares, respectively	940,642	842,918

*	Party-in-interest

(Continued)

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2004	2003
Common stock	$(401,555)	991,839
Common trust funds	229,733	751,819
Mutual funds	333,075	645,245

	$161,253	2,388,903

(4)	Withdrawals

Participants are 100% vested in the underlying equity in their account, including employer contributions. Participants who terminate from the Plan may choose to have all vested funds distributed to them.

Participant contributions and accumulated earnings are restricted as to withdrawal, except in Hardship cases as defined by the Internal Revenue Code, to the attainment of age 59 1/2. Hardship withdrawals will be subject to a 10% withdrawal penalty to the participant.

(5)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with a proportionate allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(6)	Participants Loan Fund

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Current loan terms range from 1 – 10 years, while some loans under the previous loan policy have original terms of 30 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions.

(7)	Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum equal to the value of the participant’s vested interest in his or her account or annual payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(Continued)

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(8)	Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated September 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

(9)	Related-Party Transactions

Certain Plan investments are common trust funds managed by The Bryn Mawr Trust Company as well as shares of stock issued by the Company. The Company is the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

(10)	Risks and Uncertainties

The Plan provides participants various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule I

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Part IV, Item 4i

December 31, 2004

(a)	(b) Identity of issue	(c) Description of investment	(d) Current value
*	Bryn Mawr Trust Company Qualified Equity Fund	Common Trust Funds	$4,122,836
*	Bryn Mawr Trust Company Qualified Income Fund II	Common Trust Funds	1,456,859
*	Bryn Mawr Bank Corporation Stock Fund	Common Stock	3,546,629
	Clipper Fund	Registered Investment Company	264,341
	Federated Prime Obligations Fund	Money Market Fund	3,205,513
	Brown Capital Small Cap Fund	Registered Investment Company	940,642
	Templeton Foreign Fund	Registered Investment Company	1,198,782
	Vanguard 500 Index Fund	Registered Investment Company	1,576,539
	Participant Loans	Loans to participants (4.75% - 10.00%; maturing 7/2005 - 7/2022)	336,287

			$16,648,428

*	Party-in-interest

See accompanying report of independent registered public accounting firm.